Exhibit 99.1

BIT Mining Limited Announces to Invest in a Cryptocurrency Mining Data Center in Texas

SHENZHEN, China May 19, 2021 /PRNewswire/— BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or the “Company”), a leading cryptocurrency mining enterprise, today announced that it has entered into a binding investment term sheet (the “Term Sheet”) with Dory Creek, LLC (“Dory Creek”), a wholly-owned subsidiary of Bitdeer, Inc. to invest in a cryptocurrency mining data center in Texas (the “Texas Mining Center”).

Pursuant to the Term Sheet, the Company will invest a total amount of US$25.74 million and jointly construct and operate the Texas Mining Center with Dory Creek. The total power capacity of the Texas Mining Center is 57.2MW, with more than 85% of its power generated by clean and low-carbon energy. As the electricity supply is further optimized in Texas, the Texas Mining Center will use higher proportions of electricity generated by clean energy.

BIT Mining is devoted to protecting the environment and lowering its carbon footprint. The Company’s hydroelectric cryptocurrency data centers in Sichuan Province, China run 100% on clean energy. With the arrival of the rainy season in Sichuan Province, the company’s hydroelectric cryptocurrency data centers can now fully utilize the excessive water flows once abandoned due to insufficient electricity demand. Through its business operation, the Company can contribute to the local economy and provide local employment opportunities. Upon completion of the Texas Mining Center, over 98% of the Company’s total power capacity would be generated by clean and low-carbon energy. Going forward, BIT Mining intends to do its part, fulfill its obligations to achieving carbon neutrality and proactively seek out additional high-quality mining resources overseas.

About BIT Mining Limited

BIT Mining Limited (NYSE: BTCM) is a leading cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, and data center operation. The Company has deployed bitcoin mining machines with a theoretical maximum total hash rate capacity of approximately 1,031.5 PH/s, owns three hydroelectric cryptocurrency data centers with a total power capacity of 435MW and owns the entire mining pool business operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com. The Company has also entered into a definitive agreement to acquire a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing (HK) Limited, to complete its vertical integration with its supply chain, increase its self-sufficiency and strengthen its competitive position.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

BIT Mining Limited

ir@btc.com

Ms. Danni Zheng

Phone: +86 755 8633 8005

The Piacente Group, Inc.

Helen Wu

Tel: +86 (10) 6508-0677

Email: BITMining@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com